January 6, 2026

Dror Ben-Asher
Chief Executive Officer
RedHill Biopharma Ltd.
8311 Brier Creek Parkway Suite 102-161
Raleigh, NC 27617

       Re: RedHill Biopharma Ltd.
           Registration Statement on Form F-1
           Filed December 31, 2025
           File No. 333-292528
Dear Dror Ben-Asher:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jayun Koo, Esq.